Exhibit 99.1

Hexindai Completes Submission of P2P Compliance Self-Inspection Report

BEIJING, Oct. 15, 2018/PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced it has completed the submission of its P2P Compliance Self-Inspection Report to the Beijing Municipal Bureau of Financial Work, completing one of three key steps for compliance with industry reforms from the National P2P Rectification Office.

Hexindai is actively supporting and participating in this compliance process, which aims to foster the stable growth of the P2P lending industry in China. The result of this process will be a set of standards and best practices across the whole industry to protect the interests of both borrowers and lenders.

Now, Hexindai will focus on the next two steps in the process, including an inspection conducted by Beijing Internet Finance Industry Association. This will be followed by verification of inspection results by the Beijing Municipal Bureau of Financial Work with field inspection and possible final check by higher level government organizations.

While most P2P platforms based in Beijing will be inspected on site for verification by district-level financial bureaus, Hexindai is one of the few key platforms that will receive field inspection by the Beijing Municipal Bureau of Financial Work, demonstrating Hexindai’s leading industry position and its contributions to industry best practices and benchmarks.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Edmond Lococo,

Tel: +86 10 6583-7510

Email: Edmond.Lococo@icrinc.com